

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



07027907

SUPPL

26 October 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 25 October 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

c.c Ms Andres Estay -   The Bank of New York
                          ADR Department
                          101 Barclay St., 22nd Floor
                          New York
                          NY 10286



Submitting Merchant Bank (if applicable)	:
Submitting Secretarial Firm Name (if applicable)	:
* Company name	: **Lion Industries Corporation Berhad**
* Stock name	: **LIONIND**
* Stock code	: **4235**
* Contact person	: **Wong Phool Lin**
* Designation	: **Secretary**

* Type : ⊜ Announcement ○ Reply to query

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Chung Chee Tam	25.10.2007	2.00	24,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

25 OCT 2007

END